

SECURIT____   11019001   ON

Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 67788

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____01/01/10_____ AND ENDING _____12/31/10_____

                                            MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **STARWOOD CAPITAL, LLC**

	OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

591 WEST PUTNAM AVE

	FIRM I.D. NO.

(No. and Street)

GREENWICH   **CT**   **06830**

       (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
ELIZABETH M. ATTANASIO, CPA   **212-751-4422**

                                                           (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGLADREY & PULLEN, LLP

(Name – *if individual, state last, first, middle name*)

850 CANAL STREET, 4TH FLOOR	**STAMFORD**	**CT**	**06902**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **ELIZABETH M. ATTANASIO, CPA** , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
STARWOOD CAPITAL, LLC , as
of **December 31** , 20**10** , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

_____

2/24/11

STEVEN Z NAIMAN
NOTARY PUBLIC STATE OF NEW YORK
QUEENS COUNTY LIC. #02NA4787850
COMM. EXP. 9/30/11

Elizabeth Attanasio
Signature

FINANCIAL OPERATIONS PRINCIPAL
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent auditor's report on internal control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STARWOOD CAPITAL, LLC

Statement of Financial Condition
December 31, 2010

Contents



McGladrey & Pullen, LLP
Certified Public Accountants

Independent Auditor's Report



To the Member
Starwood Capital, LLC
Greenwich, Connecticut

We have audited the accompanying statement of financial condition of Starwood Capital, LLC (the "Company") as of December 31, 2010 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. The statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Starwood Capital, LLC as of December 31, 2010 in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

Stamford, Connecticut
February 23, 2011

STARWOOD CAPITAL, LLC

STATEMENT OF FINANCIAL CONDITION
December 31, 2010

Assets		
Cash	$	274,760
Prepaid expenses		17,669
	$	292,429

Liabilities and Member's Equity		
Accounts payable and accrued expenses	$	1,977
Deferred revenue		3,356
Member's equity		287,096
	$	292,429

See Notes to Statement of Financial Condition.

STARWOOD CAPITAL, LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION
December 31, 2010

Note 1.   Nature of Business and Significant Accounting Policies

Nature of business: Starwood Capital, LLC, (the "Company"), was incorporated in the state of Delaware on August 1, 2007. The Company is registered as a broker-dealer with the Securities and Exchange Commission and became a member of the Financial Industry Regulatory Agency ("FINRA") on July 24, 2008. The Company's revenue is derived from fees associated with raising capital for affiliated private equity funds that focus primarily on investments in real estate, and are based on expenses incurred by the Company. The Company is a wholly-owned subsidiary of Starwood Headquarters, LLC (the "Parent").

The Company operates under the provisions of Paragraph (k)(2)(i) of Rule 15c3-3 ("Rule 15c3-3"), of the Securities and Exchange Commission and accordingly, is exempt from the remaining provisions of that rule including the requirement to make the reserve computations under Rule 15c3-3.

A summary of the Company's significant accounting policies follows:

Basis of accounting: The accompanying financial statements have been prepared on the accrual basis of accounting.

Cash: Cash is comprised of cash in a checking account. From time to time, the Company's account balance held at a financial institution exceeds Federal Depository Insurance Corporation ("FDIC") insurance coverage and, as a result, there is a concentration of credit risk related to the balance on deposit in excess of FDIC insurance coverage. The Company believes that the risk of loss is not significant.

Income taxes: The Company is organized as a Limited Liability Corporation and any income or loss flows through to the sole member of the Company. The financial statements therefore, do not include provision for income taxes.

Accounting estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Note 2.   Net Capital Requirements

The Company is subject to the Securities Exchange Commission's Uniform Net Capital requirements ("Rule 15c3-1"), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or member distributions made if the resulting net capital ratio would exceed 10 to 1. At December 31, 2010, the Company had net capital of $269,427, which is $264,427 in excess of its required net capital of $5,000.

Note 3.   Related Party Transactions

The Company rents its Connecticut office under a sublease with Starwood Capital Group, LLC, an affiliated entity (See Note 5).

The Company is allocated a portion of shared general and administrative expenses under an Expense Allocation Agreement dated November 12, 2009. Under this Agreement, personnel costs and shared office expenses are allocated based upon allocation percentages as specified in the agreement.

Note 4.   Income Taxes

The Financial Accounting Standards Board (FASB) provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year on the tax returns of the individual members. With few exceptions, the Company is longer subject to U.S. Federal or state and local tax examinations by tax authorities for years before 2007. For the year ended December 31, 2010, management has determined that there are no material uncertain income tax positions.

Note 5.   Commitment

The Company leases office space from a related company under a sublease expiring July 2013. The aggregate minimum future payments under this lease are payable as follows:

2011	$	12,890
2012		13,277
2013		7,879
	$	34,046

Note 6.   Subsequent Events

The Company has evaluated subsequent events through the date at which these financial statements were available to be issued on February 23, 2011, and determined there have not been any events that have occurred that would require adjustments to or disclosure in the financial statements.